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                                   PROSPECTUS

                                6,015,000 Shares

                        [LENNOX INTERNATIONAL INC. LOGO]


                                  COMMON STOCK


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          We may offer and issue up to 6,015,000 shares of our common stock covered by this prospectus from time to time in business combination transactions involving our acquisition, directly or indirectly, of businesses or other operating assets. We expect that we will determine the terms of these acquisitions by direct negotiations with the owners or controlling persons of the businesses or assets to be acquired and the shares of our common stock issued will be valued at prices reasonably related to market prices prevailing either at the time an acquisition agreement is executed or at or about the time of delivery of the shares.


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          Our common stock is traded on the New York Stock Exchange under the trading symbol "LII." On October 30, 2000, the last reported sales price of our common stock on the New York Stock Exchange was $7.1875 per share.



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Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.



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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


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                                The date of this prospectus is October 30, 2000.

                                TABLE OF CONTENTS

                                                                        Page
LENNOX.....................................................................2
RISK FACTORS...............................................................3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................7
SELECTED FINANCIAL DATA....................................................8
PLAN OF DISTRIBUTION.......................................................9
LEGAL MATTERS..............................................................9
EXPERTS....................................................................9
WHERE YOU CAN FIND MORE INFORMATION........................................9



THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT LENNOX THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE TO YOU WITHOUT CHARGE UPON EITHER WRITTEN OR ORAL REQUEST. YOU CAN OBTAIN THIS INFORMATION BY REQUESTING IT IN WRITING OR BY TELEPHONE FROM LENNOX AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:

                            LENNOX INTERNATIONAL INC.
                            2140 LAKE PARK BLVD.
                            RICHARDSON, TEXAS 75080
                            ATTENTION: INVESTOR RELATIONS
                            (972) 497-5000

FOR ADDITIONAL SOURCES OF THE DOCUMENTS INCORPORATED BY REFERENCE AND OTHER INFORMATION ABOUT LENNOX, YOU SHOULD READ "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 9.

                                     LENNOX

          We are a leading global provider of climate control solutions. We design, manufacture and market a broad range of products for the heating, ventilation, air conditioning and refrigeration markets, which is sometimes referred to as "HVACR." Our products are sold under well-established brand names including "Lennox", "Armstrong Air", "Ducane", "Bohn", "Larkin", "Heatcraft", "Advanced Distributor Products" and others. We are also one of the largest manufacturers in North America of heat transfer products, such as evaporator coils and condenser coils. We have leveraged our expertise in heat transfer technology, which is critical to the efficient operation of any heating or cooling system, to become an industry leader known for our product innovation and the quality and reliability of our products. We are also a leader in the growing market for hearth products, which includes pre-fabricated fireplaces and related products.

          Historically, we have sold our "Lennox" brand of residential heating and air conditioning products directly to a network of installing dealers, which as of the date of this prospectus numbers approximately 6,500, making us the largest wholesale distributor of these products in North America. In September 1998, we initiated a program to acquire dealers in metropolitan areas in the United States and Canada so that we can provide heating and air conditioning products and services directly to consumers. As of September 30, 2000, we had acquired approximately 220 dealers in the United States and Canada, including the dealers acquired through the acquisition of Service Experts, Inc. in January 2000.

          Shown below are our five business segments, the key products and brand names within each segment and 1999 net sales by segment.

     SEGMENT             PRODUCTS/SERVICES                  BRAND NAMES                        1999 NET SALES
     -------             -----------------                  -----------                        --------------
                                                                                                (in millions)


North American           Furnaces, heat pumps, air         Lennox, Armstrong Air,                $1,143.5
residential              conditioners, packaged heating    Air-Ease, Concord, Magic-Pak,
                         and   cooling    systems   and    Ducane, Advanced Distributor
                         related products; pre-fabricated  Products, Superior, Marco,
                         fireplaces, free standing         Whitfield and Security Chimneys
                         stoves, fireplace inserts and
                         accessories
North American retail    Sales, installation and           Service    Experts,    various           218.1
                         service of home comfort           individual dealership names
                         equipment
Commercial air           Unitary air conditioning and      Lennox, Alcair and Janka                 452.8
  conditioning           applied systems
Commercial               Chillers, condensing units,       Bohn, Friga-Bohn, Larkin,                327.3
  refrigeration          unit coolers, fluid coolers,      Climate Control, Chandler
                         air cooled condensers and air     Refrigeration, Kirby, Muller
                         handlers                          and Lovelock
Heat transfer            Heat transfer coils, other        Heatcraft, Friga-Bohn, Kirby             220.0
                         heat transfer products, and       and Muller
                         equipment and tooling to
                         manufacture coils
                                                           Total                                 $2,361.7
                                                                                                 ========

          In 1999, we expanded our hearth products line through the acquisition of Security Chimneys International, Ltd. In May 1999, we acquired Livernois Engineering Holding Company and related patents. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries. We acquired James N. Kirby Pty. Ltd., an Australian company that participates in the commercial refrigeration and heat transfer markets in Australia, in June 1999. In October 1999, we acquired substantially all of the assets of the air conditioning and heating division of The Ducane Company, Inc. based in South Carolina. This acquisition gives us additional capacity to manufacture heating and air conditioning products. In January 2000, we completed the acquisition of Service Experts, Inc. in exchange for approximately 12.2 million shares of our common stock and the assumption of $162.7 million of debt. Service Experts provides residential heating, ventilation and air conditioning services and replacement equipment through approximately 120 dealers in approximately 36 states.

          We are located at 2140 Lake Park Blvd.,Richardson, Texas 75080 and our telephone number is (972) 497-5000.

                                 RISK FACTORS

          You should carefully consider the risks described below before making an investment decision.

RISK FACTORS RELATING TO OUR BUSINESS

          Our business is subject to the following risks, which include risks relating to the industry in which we operate.

          WE MAY INCUR MATERIAL COSTS AS A RESULT OF WARRANTY AND PRODUCT LIABILITY CLAIMS WHICH WOULD NEGATIVELY IMPACT OUR PROFITABILITY

          The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. In addition, as we increase our efforts to acquire installing heating and air conditioning dealers in the U.S. and Canada, we incur the risk of liability claims for the installation and service of heating and air conditioning products. We maintain product liability insurance. Our product liability insurance policies have limits, however, that if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

          WE MAY NOT BE ABLE TO REALIZE OUR BUSINESS STRATEGY OF SUCCESSFULLY COMPLETING OR OPERATING STRATEGIC ACQUISITIONS

          We intend to grow in part through the acquisition of heating and air conditioning dealers and other complementary businesses both in the U.S. and internationally. This strategy will involve reviewing and potentially reorganizing the operations, corporate infrastructure and systems and financial controls of acquired businesses. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with the expansion of our operations through acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue equity to pay for future acquisitions.

          THE CONSOLIDATION OF DISTRIBUTORS AND DEALERS COULD FORCE US TO LOWER OUR PRICES OR HURT OUR BRAND NAMES WHICH WOULD RESULT IN LOWER SALES

          There is a continuing effort underway in the U.S. by several companies to purchase independent distributors and dealers and consolidate them into large enterprises. These large enterprises may be able to exert pressure on us or our competitors to reduce prices. Additionally, these enterprises tend to emphasize their company name, rather than the brand of the manufacturer, in their promotional activities, which could lead to dilution of the importance and value of our brand names. Future price reductions and the brand dilution caused by the consolidation among HVACR distributors and dealers could have an adverse effect on our future sales and profitability.

          OUR DEALER ACQUISITION PROGRAM COULD LEAD TO LOSS OF SALES FROM INDEPENDENT DEALERS AND DEALERS OWNED BY CONSOLIDATORS

          In connection with our program of acquiring heating and air conditioning dealers in the U.S. and Canada, we face the risk that dealers owned by consolidators and independent dealers may discontinue using our heating and air conditioning products because we are and increasingly will be in competition with them. We sold approximately $64 million of heating and air conditioning products to consolidators in 1999, excluding Service Experts, representing 2.7% of our net sales.

          COOLER THAN NORMAL SUMMERS AND WARMER THAN NORMAL WINTERS MAY DEPRESS OUR SALES

          Demand for our products and for our services is strongly affected by the weather. Hotter than normal summers generate strong demand for our replacement air conditioning and refrigeration products and colder than normal winters have the same effect on our heating products. Conversely, cooler than normal summers and warmer than normal winters depress our sales. Because a high percentage of our overhead and operating expenses is relatively fixed throughout the year, operating earnings and net earnings tend to be lower in quarters with lower sales.

          WE MAY NOT BE ABLE TO COMPETE FAVORABLY IN THE HIGHLY COMPETITIVE HVACR BUSINESS

          Competition in our various markets could cause us to reduce our prices or lose market share, or could negatively affect our cash flow, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance,service and price, with the relative importance of these factors varying among our product lines. In addition, in our distribution channel in which we will sell our products directly to consumers, we face competition from independent dealers and dealers owned by consolidators and utility companies, some of whom may be able to provide their products or services at lower prices than we can.

          WE MAY BE ADVERSELY AFFECTED BY PROBLEMS IN THE AVAILABILITY OF OR INCREASES IN THE PRICES OF COMPONENTS AND RAW MATERIALS

          Increases in the prices of raw materials or components or problems in their availability could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties as well as raw materials such as copper, aluminum and steel.We enter into contracts each year for the supply of key components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. In addition, we regularly pre-purchase a portion of our raw materials at a fixed price each year to hedge against price fluctuations, but a large increase in raw materials prices could significantly increase the cost of our products.

          THE PROFITABILITY OF OUR INTERNATIONAL OPERATIONS COULD BE ADVERSELY AFFECTED BY ECONOMIC TURMOIL, WAR OR CIVIL UNREST

          Our international operations are subject to various economic,political and other risks that are generally not present in our North American operations. International risks include:

          -    instability of foreign economies and governments;

          -    price and currency exchange  controls;

          - unfavorable changes in monetary and tax policies and other regulatory changes;

          -    fluctuations in the relative value of currencies;

          -    expropriation and nationalization of our foreign assets; and

          -    war and civil unrest.

          We sell products in over 70 countries and have business units located in Europe, Asia Pacific, Latin America and Mexico. Sales of our products outside of the U.S. represented approximately 26.7% of our 1999 net sales. We anticipate that, over time, international sales will continue to grow as a percentage of our total sales.

          OUR OPERATIONS ARE SUBJECT TO INHERENT RISKS THAT COULD RESULT IN LOSS OF LIFE OR SEVERE DAMAGE TO OUR PROPERTIES AND THE SUSPENSION OF OPERATIONS

          Our operations are subject to hazards and risks inherent in operating large manufacturing facilities, including fires, natural disasters and explosions, all of which can result in loss of life or severe damage to our properties and the suspension of operations. We maintain business interruption and other types of property insurance as protection against operating hazards. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our profitability.

          SINCE A SIGNIFICANT PERCENTAGE OF OUR WORKFORCE IS UNIONIZED, WE FACE RISKS OF WORK STOPPAGES AND OTHER LABOR RELATIONS PROBLEMS

          We are subject to a risk of work stoppage and other labor relations matters because a significant percentage of our workforce is unionized. As of September 30, 2000, approximately 17% of our workforce was unionized. Within the U.S., we have eight manufacturing facilities and five distribution centers, along with our North American Parts Center in Des Moines, Iowa, with collective bargaining agreements ranging from three to eight years in length. Outside of the U.S., we have 13 significant facilities that are represented by unions. As we expand our operations, we are subject to increased unionization of our workforce. The results of future negotiations with these unions, including the effects of any production interruptions or labor stoppages,could have an adverse effect on our future financial results.

          SKILLED LABOR SHORTAGES COULD ADVERSELY AFFECT OUR BUSINESS

          The service and replacement business operated by our dealers requires an adequate supply of skilled labor to provide timely, high quality service. In addition, high turnover in skilled positions may adversely affect operating costs of the service and replacement business. Accordingly, our ability to increase productivity and net earnings in that business segment depends on our ability to employ the skilled laborers necessary to meet our service requirements. We cannot assure you that we will be able to maintain the skilled labor force necessary to operate the service and replacement business efficiently or that our labor expenses will not increase because of a shortage of skilled workers.

          EXPOSURE TO ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

          Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the U.S. and in other parts of the world. These laws and regulations could impose liability for remediation costs or result in civil or criminal penalties in cases of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

          The U.S. and other countries have established programs for limiting the production, importation and use of certain ozone depleting chemicals, including refrigerants used by us in most of our air conditioning and refrigeration products. Some categories of these refrigerants have been banned completely and others are currently scheduled to be phased out in the U.S. by the year 2030. The U.S. is under pressure from the international environmental community to accelerate the current 2030 deadline. In Europe, this phaseout may occur even sooner. The industry's failure to find suitable replacement refrigerants for substances that have been or will be banned or the acceleration of any phase out schedules for these substances by governments could have an adverse effect on our future financial results.

          THE NORRIS FAMILY WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER OUR COMPANY

          The ability of the Norris family to exercise significant control over Lennox may discourage, delay or prevent a takeover attempt that a stockholder might consider in his or her best interest and that might result in a stockholder receiving a premium for his or her common stock. As of September 30, 2000, approximately 110 descendants of or persons otherwise related to D. W. Norris, one of our original owners, collectively control over 50% of the outstanding shares of our common stock. Accordingly, if the Norris family were to act together, it would have the ability to:

          -    control   the   vote   of   most   matters    submitted   to  our
               stockholders, including any merger, consolidation or sale of all or substantially all of our assets;

          -    elect all of the members of our board of directors;

          -    prevent or cause a change in control of our company; and

          -    decide  whether  to  issue  additional  common  stock  or   other
               securities or declare dividends.

RISK FACTORS RELATING TO SECURITIES MARKETS

          There are risks relating to the securities markets that you should consider in connection with your investment in and ownership of our stock.

          ANTI-TAKEOVER PROVISIONS IN OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY

          Our governing documents contain provisions that make it more difficult to implement corporate actions that may have the effect of delaying, deterring or preventing a change in control. A stockholder might consider a change in control in his or her best interest because he or she might receive a premium for his or her common stock. Examples of these provisions include:

          - a vote of more than 80% of the outstanding voting stock is required for stockholders to amend specified provisions of the governing documents;

          - our board of directors is divided into three classes, each serving three-year terms;

          - members of our board of directors may be removed only for cause and only upon the affirmative vote of at least 80% of the outstanding voting stock; and

          - a vote of more than 80% of the outstanding voting stock is required to approve specified transactions between us and any person or group that owns at least 10% of our voting stock.

          Our board of directors has the ability, without stockholder action, to issue shares of preferred stock that could, depending on their terms, delay, discourage or prevent a change in control of Lennox. In addition, we have entered into a stockholder rights agreement pursuant to which one right is attached to each share of our common stock which will initially trade together as one share. The rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors. The Delaware General Corporation Law, under which we are incorporated, contains provisions that impose restrictions on business combinations such as mergers between us and a holder of 15% or more of our voting stock.

          THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT AS A RESULT

          The price of our common stock may be affected by a number of factors, including:

          -    actual or anticipated fluctuations in our operating results;

          - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

          -    announcements of new products or technological innovations; and

          - the operating and stock price performance of other comparable companies.

          In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                             SELECTED FINANCIAL DATA

         The following selected financial data for each of the years in the five-year period ended December 31, 1999 have been derived from our financial statements which have been audited by Arthur Andersen LLP. The summary financial and other data for each of the six months ended June 30, 1999 and 2000 are derived from our unaudited financial statements which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. Our fiscal quarters are each comprised of 13 weeks. For convenience, the 26-week periods ended July 2, 1998 and July 1, 2000 are referred to as the six months ended June 30, 1999 and 2000, respectively.

                                                                                                              Six Months Ended
                                                     Year Ended December 31,                                      June 30,
                               ------------------------------------------------------------------------   --------------------------
                                    1995          1996           1997          1998           1999            1999           2000
                                    ----          ----           ----          ----           ----            ----           ----
                                                           (in thousands, except per share data)
Statement of Operations Data:
Net sales ..................   $ 1,306,999    $ 1,364,546    $ 1,444,442    $ 1,821,836    $ 2,361,667    $ 1,080,900   $ 1,610,524
Cost of goods sold .........       946,881        961,696      1,005,913      1,245,623      1,617,332        743,000     1,083,429
                                 ---------      ---------      ---------      ---------      ---------      ---------      ---------
   Gross profit ............       360,118        402,850        438,529        576,213        744,335        337,900       527,095
Selling, general and
   administrative expenses .       288,493        302,262        333,768        469,610        588,388        271,202       433,888
Product inspection charge(1)          --             --          140,000           --             --             --            --
                                 ---------      ---------      ---------      ---------      ---------     ---------       ---------
   Income (loss) from
     operations ............        71,625        100,588        (35,239)       106,603        155,947         66,698        93,207
Interest expense, net ......        20,615         13,417          8,515         16,184         33,096         15,100        27,992
Other ......................          (622)          (943)         1,955          1,602           (287)          (781)          746
Minority interest ..........          --             --             (666)          (869)          (100)          (620)         (515)
                                 ---------      ---------       ---------      ---------      ---------      ---------     ---------
   Income (loss) before
     income taxes ..........        51,632         88,114        (45,043)        89,686        123,238         52,999        64,984
Provision (benefit) for
   income taxes ............        17,480         33,388        (11,493)        37,161         50,084         22,798        26,967
                                 ---------      ---------       ---------     ---------      ---------      ---------       --------
   Net income (loss) .......    $   34,152    $    54,726    $   (33,550)   $    52,525    $    73,154    $    30,201   $    38,017
                                ==========     ==========     ===========    ===========    ===========    ===========   ===========
Earnings (loss) per share:
   Basic ...................    $     1.04    $      1.62    $     (0.99)   $      1.50    $      1.85    $      0.84   $      0.68
   Diluted .................          1.04           1.59          (0.99)          1.47           1.81           0.82          0.68
Weighted average shares
   outstanding:
   Basic ...................        32,899         33,693         33,924         34,914         39,615         35,805        55,948
   Diluted .................        32,964         34,386         33,924         35,739         40,519         36,696        56,289
Dividends per share ........    $     0.22    $     0.26     $      0.28    $      0.32    $      0.35    $      0.17   $      0.19



                                                             December 31,                                             June 30,
                                ---------------------------------------------------------------------      -------------------------
                                     1995          1996         1997            1998          1999              1999          2000
                                     ----          ----         ----            ----          ----              ----          ----
                                                                       (in thousands)
Balance Sheet Data:
Cash and cash equivalents....   $   73,811    $   151,877     $  147,802    $    28,389    $    29,174     $   34,381   $    47,323
Working capital..............      307,502        325,956        335,891        263,289        424,602        239,612       441,622
Total assets.................      768,517        820,653        970,892      1,152,952      1,683,673      1,504,437     2,123,068
Total debt...................      219,346        184,756        198,530        317,441        577,049        576,278       738,821
Stockholders' equity.........      315,313        361,464        325,478        376,440        597,896        422,381       758,883

----------
[FN]
(1)       Represents  a  pre-tax  charge  taken  in  the fourth  quarter of 1997 for estimated costs of an inspection program for our Pulse furnaces installed from 1982 to 1990 in the U.S. and Canada. We initiated the inspection program because we received anecdotal reports of accelerated corrosion of a component of these products under extreme operating conditions.

                              PLAN OF DISTRIBUTION

          This prospectus covers the offer and sale of up to 6,015,000 shares of our common stock which we may offerfrom time to time in connection with future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions. As of September 30, 2000, approximately
1.36 million shares of our common stock have been sold pursuant to this prospectus. In addition to the shares of common stock offered by this prospectus, we may offer other consideration, including stock options, cash, notes or other evidences of debt, assumption of liabilities and/or a combination of these types of consideration. In addition, we may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.

          We expect that we will determine the terms on which we may issue the shares of common stock covered by this prospectus by direct negotiations with the owners or controlling persons of the business or assets to be acquired and that the shares of common stock issued will be valued at prices reasonably related to market prices prevailing either at the time an acquisition agreement is executed or at or about the time of delivery of those shares.

          Pursuant to Rule 145 under the Securities Act of 1933, the volume limitations and some other requirements of Rule 144 will apply to resales of the shares of common stock covered by this prospectus by affiliates of the businesses we acquire for a period of one year from the date of their acquisition or such shorter period as the Securities and Exchange Commission may prescribe. Otherwise, these securities will be freely tradeable after their issuance by persons not affiliated with us unless we contractually restrict their sale.

          In an effort to maintain an orderly market in the common stock or for other reasons, we may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that such persons may sell for specified periods. These agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act of 1933, including the requirements under Rule 144 or Rule 145, and the persons party to these agreements may not otherwise be subject to the Securities Act requirements.

                                  LEGAL MATTERS

          The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Baker Botts L.L.P., Dallas, Texas.

                                     EXPERTS

          Our financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.20549, and at the SEC's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

          -    Our  Annual  Report on  Form 10-K for the year ended December 31,
               1999;

          - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

          - Our Current Reports on Form 8-K dated January 21, 2000, February 28, 2000 and July 27, 2000;

          - The description of our common stock contained in our Registration Statement on Form 8-A dated July 12, 1999; and

          - The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A dated July 27, 2000.

          We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering of our common stock.

          You may request a copy of these filings at no cost, by writing or telephoning us at the following address and telephone number:

                  Lennox International Inc.
                  2140 Lake Park Blvd.
                  Richardson, Texas 75080
                  Attention: Investor Relations
                  (972) 497-5000

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.